UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   Chazen, Jerome
   c/o Chazen Capital Partners, Inc.
   767 Fifth Avenue
   New York, NY  10153
2. Issuer Name and Ticker or Trading Symbol
   CLAIBORNE LIZ INC
   LIZ
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   02/28/97
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director ( ) 10% Owner ( ) Officer (give title below) ( ) Other (specify below)

7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
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
___________________________________________________________________________________________________________________________________|
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 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
___________________________________________________________________________________________________________________________________|
Equity Swap (Right to |$39.50  |02/26|K(1)| |1          |A  |02/26|02/26|Common Stock|150,000|(1)    |1           |D  |            |
Sell)                 |        |/97  |    | |           |   |/99  |/99  |            |       |       |            |   |            |
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Equity Swap (Obligatio|$48.649 |02/26|K(1)| |1          |A  |02/26|02/26|Common Stock|150,000|(1)    |1           |D  |            |
n to Sell)            |        |/97  |    | |           |   |/99  |/99  |            |       |       |            |   |            |
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                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
___________________________________________________________________________________________________________________________________|

Explanation of Responses:
(1) As of February 26, 1997, the reporting person entered into an equity swap arrangement with a commercial bank under which, upon the expiration of the arrangement on February 26, 1999 (the "Expiration Date"), (1) the bank will be required to pay the reporting person an amount equal to the positive difference, if any, between $39.50 and the Reference Price, multiplied by 150,000 shares, and (2) the reporting person will be required to pay the bank the positive difference, if any, between the Reference Price and $48.649, multiplied by 150,000 shares. The reporting person has ledged to the bank 150,000 shares of the issuer's common stock, but will retain all dividend and voting rights with respect to such shares. As of the date hereof, the reporting person owns beneficially 1,761,588 shares of the issuer's common stock, including 40,000 shares owned by the reporting person's wife, 500,000 shares held through a trust, the shares subject to the equity swap arrangement reported on this form and 950,000 shares subject to equity swap arrangements expiring at various times through May 2001 previously reported on Forms 4 and 5.
SIGNATURE OF REPORTING PERSON
/s/ Jerome A. Chazen
DATE
March 10, 1997